Exhibit 4.12

National Grid Transco	1-3 Strand	T +44 (0) 20 7004 3000
	London WC2N 5EH	F +44 (0) 20 7004 3004
www.ngtgroup.com

12 January 2004

Sir John Parker
“Kemendine”
Court Wood
Newton Ferrers
Plymouth
PL8 1 BW

Dear Sir John

I am writing to confirm the amended terms of your appointment as Non-Executive Director and Chairman of National Grid Transco plc (the “Company”) a role which you took on from 21 October 2002 (the Merger effective date). It is agreed that this is a contract for services and is not a contract of employment. The terms contained within this letter replace those contained within your Contract of Service, dated 13 June 2002, which it is agreed are superseded in entirety by the terms of this letter and which take effect from 1 October 2003.

Appointment
You were appointed by the Board of the Company (the “Board”) as Non-Executive Director and Chairman from 21 October 2002. As a Non-Executive Director your appointment will continue for a period of three years ending at the Company’s Annual General Meeting (AGM) in 2006 unless otherwise terminated earlier in accordance with the Company’s Articles of Association, or by and at the discretion of either party upon six month’s written notice. Continuation of your appointment is contingent upon satisfactory performance and re-election at AGMs. In the unlikely event that shareholders do not support your appointment or other shareholder action terminates your appointment, you will not be entitled to receive damages for breach of contract other than any payment in respect of notice.

During your period of appointment you will comply with all relevant policies, rules and regulations issued by the Company.

National Grid Transco plc
Registered Office: 1–3 Strand, London WC2N 5EH
Registered in England and Wales, No 4031152

National Grid Transco

Time Commitment
We have agreed a time commitment of 2½ days per week.

The agreement of the Board should be sought before accepting additional commitments that might affect the time you are able to devote to your role as a Non-Executive Director and Chairman of the Company.

You should also have regard to your duties as a Director in light of the UKLA Listing Rules and Combined Code and obligations arising as a result of the Company’s shares being listed on the New York Stock Exchange, as set out in the relevant section in the Directors’ Information Pack which is attached. You will also be subject to the Company’s Share Dealing Code as set out in the Directors Information Pack.

Role
Non-Executive Directors have the same general legal responsibilities to the Company as any other Director. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs.

Your responsibilities as Chairman are required by the new Combined Code to be set out in writing and agreed by the Board. These responsibilities are now being discussed with you prior to such approval.

Committees
This letter refers to your appointment as a Non-Executive Director and Chairman of the Company. You will also continue to chair the Nominations Committee.

Fees and other Remuneration and Benefits
You will be paid an annual fee of £300,000 gross per annum which will be paid monthly in arrears. You will not receive any additional fees for attendance at any Board meeting, for membership of any Board Committee or attendance at any Board Committee meetings. The Company will reimburse you for all reasonable and properly documented expenses you incur in performing the duties of your office. The Board shall review the above fees from time to time and they are therefore subject to change. All fees and payments will be made in sterling subject to any deductions required to be made by the Company.

At the Company’s discretion you will have the opportunity of participating in the Company’s personal accident and private medical insurance schemes on the terms agreed by the Board for the Executive Directors. The Company may amend, suspend or terminate these schemes, or any part thereof, at any time in its absolute discretion and you shall have no continuing right to any continued participation in the same. Membership is subject to and in accordance with the rules of the relevant schemes as amended from time to time.

National Grid Transco

Life assurance cover will be provided to you of an amount and on terms that would have been available had you been, throughout the period of your appointment as Chairman, a member of the Lattice Group Pension Scheme. The level of cover will be equivalent to four times your prevailing level of fees. In this connection, you will be required to have an initial medical assessment to establish the cost of cover, following which you may, from time to time, be requested to undergo further medical examinations.

The Company will provide you with a chauffeur, car and fuel expenses for all private and business use under the terms and conditions agreed by the Board, from time to time, to apply to Executive Directors. Provision of this benefit is discretionary and does not form part of your contractual terms and conditions.

Any income tax assessed on these benefits will be for your account.

The Company reserves the right to deduct from your fees any overpayment of fees or other payments, made by mistake or through misrepresentation or for any other reason. Upon termination of your appointment, the Company may deduct from your final payment, or any other termination payments due, an amount equal to any sums you owe to the Company and you hereby agree to any such deductions.

Outside Interests
It is accepted and acknowledged that you have business interests other than those of the Company and have declared any conflicts that are apparent at present. In the event that you become aware of any potential conflicts of interest, these should be disclosed to the Group Company Secretary and General Counsel as soon as apparent.

Confidentiality
You will, naturally, during your appointment and following its termination not disclose or communicate to any person (except as required by law or in the course of the proper performance of your duties, or with the consent of the Board of Directors) nor use for your own account or advantage any confidential information relating to the Company or any of its subsidiaries or associate companies which you obtained during your appointment or otherwise.

You will be required to return all papers containing confidential information on termination of the appointment.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from the Group Company Secretary and General Counsel.

National Grid Transco

Review Process
The performance of individual Directors, the whole Board and its Committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chief Executive, the Deputy Chairman or the Group Company Secretary and General Counsel as soon as is appropriate.

Insurance
The Company has directors’ and officers’ liability insurance and it is intended to maintain such cover for the full term of your appointment. A summary of the cover is included in your Directors’ Information Pack.

Independent Professional Advice
Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a Director. Circumstances may occur when it will be appropriate for you to seek advice from independent advisors at the Company’s expense. Please advise the Group Company Secretary and General Counsel should you seek such advice. The Company will reimburse the full cost of expenditure incurred in respect of such advice.

Indemnity
In the event that you are made a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that you are or were a Director of the Company, the Company shall indemnify you against expenses (including legal fees) actually and reasonably incurred by you in connection with such action, suit or proceeding and against judgements, fines and amounts paid in settlement in connection with such action, suit or proceeding to the fullest extent permitted by the Companies Act 1985 as amended and any other applicable law or regulation, as from time to time in effect. Such right of indemnification shall be without prejudice to any other rights to which you may be entitled.

Governinq Law
The agreement contained in this letter shall be governed by, and construed in accordance with, English law and shall be subject to the exclusive jurisdiction of the English courts.

National Grid Transco

Entire Aqreement
This appointment letter represents the entire understanding, and constitutes the whole agreement, in relation to the Appointment.

Yours sincerely

James Ross
Deputy Chairman

Agreed and Accepted by

Sir John Parker